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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70175

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vision 4 Fund Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9260 E. Raintree Drive Suite 100
(No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Portwood (404) 317-4781
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Rd. #270	Walnut Creek	CA	94258
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Portwood, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vision 4 Fund Distributors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

KAY COVEY NOTARY EXPIRES GEORGIA MARCH 20, 2021 PUBLIC CHEROKEE COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VISION 4 FUND DISTRIBUTORS, LLC

Financial Statements and
Supplementary Information

January 1, 2020 through
December 31, 2020

Vision 4 Fund Distributors, LLC
Table of Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vision 4 Fund Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vision 4 Fund Distributors, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Vision 4 Fund Distributors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Vision 4 Fund Distributors, LLC's management. Our responsibility is to express an opinion on Vision 4 Fund Distributors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Vision 4 Fund Distributors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information as listed in the table of contents been subjected to audit procedures performed in conjunction with the audit of Vision 4 Fund Distributors, LLC's financial statements. The supplemental information is the responsibility of Vision 4 Fund Distributors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
We have served as Vision 4 Fund Distributors, LLC's auditor since 2019.
Walnut Creek, California
February 26, 2021

VISION 4 FUND DISTRIBUTORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash and Cash Equivalents	$	139,193
Accounts Receivables	$	26,171
Due from Related Party	$	23,870
Petty Cash	$	1,000
Total Current Assets	$	190,234
TOTAL ASSETS	**$**	**190,234**
LIABILITIES & MEMBER'S EQUITY		
Current Liabilities:		
Credit Card Payable	$	2,847
Accounts Payable	$	6,869
Total Current Liabilities	$	9,716
Member's Equity		
Retained Earnings	$	180,518
Total Member's Equity	$	180,518
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**190,234**

VISION 4 FUND DISTRIBUTORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenue:		
Commission & Fee Income	$	6,741,004
Expense Reimbursement Income		148,911
Payroll Protection Program		313,994
Interest		4
Total Revenue		7,203,913
Operating Expenses:		
Rent		26,591
Bank Service Charges		1,087
Charitable Contributions		3,106
Insurance		228,893
Promotion, Travel, Meals, & Entertainment		786,010
Technology		102,457
Training		4,500
Professional Fees		149,457
Employee Compensation & Benefits		5,771,562
Regulatory Fees		21,599
Office Expenses		40,658
Taxes		32,753
Dues and Subscriptions		31,875
Total Operating Expenses		7,200,548
Operating Income		3,365
Income Tax Expense		-
Total Net Income	$	3,365

VISION 4 FUND DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Capital Contributions	Retained Earnings	Total Member's Equity
Balance at December 31, 2019	$ 166,000	$ 177,153	$ 343,153
Member Distributions	$ (166,000)	$ -	$ (166,000)
Net Income	$ -	$ 3,365	$ 3,365
Capital Contributions	$ -	$ -	$ -
Balance at December 31, 2020	$ -	$ 180,518	$ 180,518

VISION 4 FUND DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activities:		
Net Income (Loss)	$	3,365
Adjustments to reconcile net loss to net cash		
used for operating activities:		
(Increase) Decrease In:		
Accounts Receivables	$	88,593
Other Receivables	$	(2,500)
Petty Cash	$	(1,000)
Increase (Decrease) In:		
Tax Liability	$	(35,464)
Accrued Expenses	$	9,472
Net cash provided by (used in) operating activities	$	63,466
Cash flows from financing activities		
Member Distributions	$	(166,000)
Net cash provided by (used in) financing activities	$	(166,000)
Net increase (decrease) in cash	$	(102,534)
Cash as of December 31, 2019	$	242,727
Cash as of December 31, 2020	$	139,193
Supplemental disclosures of cash flow information:		
Cash paid during the period for:		
Interest expense	$	-
Income taxes	$	66,963

VISION 4 FUND DISTRIBUTORS, LLC
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2020

The Company did not and has not had any subordinated liabilities.

Vision 4 Fund Distributors, LLC
Notes to Financial Statements
December 31, 2020

Note 1 – Nature of Business and Significant Accounting Policies

Nature of Business

Vision 4 Fund Distributors, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). Vision 4 Fund Distributors, LLC is a limited liability company organized under the laws of the State of Delaware.

The Company is approved to conduct business in the wholesaling/distribution of mutual funds and provide referral activities. As of December 31, 2020, the firm's business has been limited to these activities. The Company does not execute or clear securities transactions nor maintains any customer accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, in reliance on footnote 74 to SEC Release Number 34-70073 dated July 30, 2013, the Company is exempt from Rule 15c3-3 as it does not hold customer funds or securities.

Basis of Accounting

The books of the Company are maintained on the accrual basis of accounting, whereby revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For the year ending December 31, 2020, the Company has maintained six bank accounts and has no investments in securities.

Accounts Receivables

Accounts receivable represents amounts that have been earned and have been billed to clients in accordance with the term of the Company's engagement letter with respective clients that have not yet been collected. As of December 31, 2020, the Company considered 100% of the receivables to be collectible, therefore no allowance was necessary.

Revenue

For the year ended December 31, 2020, the Company has generated $7,203,913 in revenue from the wholesaling/distribution of mutual funds and referral activities. The Company markets mutual funds registered under the Investment Company Act of 1940 to financial institutions and their agents on behalf of registered investment advisers who serve as investment advisers to the mutual funds marketed. In return for services, the Company receives as revenue commissions, a percentage of assets of the mutual fund(s) and/or a percentage of the amount cumulatively raised by other financial institutions. The commission income is recognized at the end of each month after mutual funds have been traded and managed.

The Company's expense reimbursement income is earned for incurred expenses during the marketing of mutual funds and recognized at the end of each month mutual funds have been traded and managed. The Company did not receive fees for services not yet provided and consequently has no deferred revenue at year end.

Expenses
For the year ended December 31, 2020, the Company has posted $7,200,548 in total expenses. Primary contributors to expenses include employee compensation and benefits; travel and meals; insurance, and professional fees.

Income Taxes
The firm elected in 2018, pursuant to the filing of a Form 8832 with the Internal Revenue Service, to be taxed as a corporation for federal income tax purposes. No income tax liability has been included in the financial statements for the fiscal year ending December 31, 2020. Income tax payments during the year were $32,753.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's and members' income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Note 2 – Related Party Transactions – Expense Sharing Agreement
The Company entered into an expense sharing agreement with ResQ Investment Partners, LLC for the allocation of expenses. ResQ Investment Partners, LLC is a registered investment adviser that has common ownership and control that shares some expenses with the Company. The current expense sharing agreement, dated August 1, 2019, requires reimbursement of expenses between Vision 4 Fund Distributors, LLC and ResQ Investment Partners, LLC for expenses incurred by the other party for which both parties share in such services and/or assets. Vision 4 Fund Distributors, LLC reimburses ResQ Investment Partners, LLC at fifty percent (50%) of costs for internet expenses, cybersecurity contracts, and a corporate insurance policy. Vision 4 Fund Distributors, LLC reimburses ResQ Investment Partners, LLC for actual costs incurred by ResQ Investment Partners, LLC pertaining to employees of Vision 4 Fund Distributors, LLC relating to vision insurance, dental insurance, and 401k administration. ResQ Investment Partners, LLC reimburses Vision 4 Fund Distributors, LLC for actual costs incurred by Vision 4 Fund Distributors, LLC pertaining to employees of ResQ Investment Partners, LLC relating to medical insurance. At December 31, 2020, ResQ Investment Partners, LLC owed Vision 4 Fund Distributors, LLC $23,807 for incurred ResQ expenses that Vision 4 Fund Distributors, LLC paid for in prior years.

Note 3 – Member's Equity
For the year ended December 31, 2020, total member's equity decreased from $343,153 to $180,518. This decrease was primarily due to the return of capital contributions totaling $166,000 from members minus a net profit of $3,365.

Note 4 – Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $129,477 which was $124,477 in excess of its required net capital of $5,000. The Company's aggregate indebtedness requirement was $648.

Note 5 – Concentrations of Credit Risk And Other Business Concentrations

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2020 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2020, the Company had no uninsured cash balances.

Note 6 –Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure on the financial statements of the Company at December 31, 2020 through the date of the report of independent registered public accounting firm. There are no such events to report.

VISION 4 FUND DISTRIBUTORS
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2020

Net Capital		
Total Member's Equity	$	180,518
Less: Non-Allowable Assets	$	51,041
Net Capital	$	129,477
Computation of Basic Net Capital Requirements		
Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness)	$	648
Minimum Dollar Net Capital Requirement	$	5,000
Net Capital Required	$	5,000
Excess Net Capital	$	124,477
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness	$	9,716
Percent of Aggregate Indebtedness to Net Capital		7.5%
Reconciliation with FOCUS Report		
Net Capital Computation	$	129,477
FOCUS IIA Net Capital Computation	$	129,476
Difference	$	-

There was no material difference between the audited financial statements and the FOCUS Report as of December 31, 2020.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Not Applicable. Refer to SEC Rule 15c3-3 Exemption Report.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Vision 4 Fund Distributors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Vision 4 Fund Distributors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Vision 4 Fund Distributors, LLC did not claim an exemption from 17 C.F.R. §240.15c3-3: because the Company filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.F. §240.17a-5 because the Company limits its business activities to wholesaling mutual funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vision 4 Fund Distributors, LLC's claim to limiting its business activities to wholesaling mutual funds and that the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2021

VISION4
FUND DISTRIBUTORS
SCOTTSDALE, ARIZONA

SEC Rule 15c3-3 Exemption

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities to wholesaling mutual funds and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DocuSigned by:
William Portwood
BA324A4C1EBF4A6...

William B. Portwood
CFO

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2020

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Vision 4 Fund Distributors , LLC
9260 E. Raintree Drive Suite 100
Scottsdale, Arizona 85260-7310
DEA: FINRA
FY: December
FINRA CRD#: 298105; SEC# 8-70175

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William B. Portwood (404) 317-4781

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$9,390
B.	Less payment made with SIPC-6 filed (exclude interest) 7/29/2020 (Date Paid)	(7,318)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	2,072
E.	Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,072

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑
Total (must be same as F above) $2,072

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Vision 4 Fund Distributors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21st day of February, 20 21.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2020 and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,203,913
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	943,740
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	0
Total deductions	943,740
2d. SIPC Net Operating Revenues	$6,260,173
2e. General Assessment @ .0015	$9,390
	(to page 1, line 2.A.)

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member
of Vision 4 Fund Distributors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Vision 4 Fund Distributors, LLC and the SIPC, solely to assist you and SIPC in evaluating Vision 4 Fund Distributors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Vision 4 Fund Distributors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Vision 4 Fund Distributors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Vision 4 Fund Distributors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 26, 2021